CUSIP No. 500233101	13D	Page 1 of 14 pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)*

KOHLBERG CAPITAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

500233101

(CUSIP number)

Jennifer M. Pulick Chief Compliance Officer Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 500233101	13D	Page 2 of 14 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners, L.P. (“Cyrus”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
PN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 3 of 14 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Opportunities Master Fund II, Ltd. (“COMF”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 4 of 14 pages

1.	NAMES OF REPORTING PERSONS

CRS Fund, Ltd. (“CRS”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 5 of 14 pages

1.	NAMES OF REPORTING PERSONS

Crescent 1, L.P. (“Crescent”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
PN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 6 of 14 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Advisors, L.L.C. (“Cyrus Advisors”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009

CUSIP No. 500233101	13D	Page 7 of 14 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Select Opportunities Master Fund, Ltd. (“CSOMF”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 8 of 14 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners GP, L.L.C. (“Cyrus GP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 9 of 14 pages

1.	NAMES OF REPORTING PERSONS

Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
IN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

(1) See Item 2(a).

CUSIP No. 500233101	13D	Page 10 of 14 pages

SCHEDULE 13D
AMENDMENT NO. 1

ITEM 1.	Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons on March 26, 2010 (the “Initial 13D”), with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Kohlberg Capital Corporation, a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 295 Madison Avenue, 6th Floor, New York, NY 10017, is hereby amended to furnish additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On April 20, 2010, Cyrus sent a proposal to the Issuer, the terms of which proposed an investment by the Reporting Persons in the Issuer of $50,000,000 in Common Stock of the Issuer, with another $50,000,000 investment in preferred equity of the Issuer’s financing subsidiary, Kohlberg Capital Funding LLC I.

On May 4, 2010, Cyrus sent a letter to the board of directors of the Issuer (the “May 4th Letter”). A copy of the May 4th Letter is attached hereto as Exhibit 2(a) and is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 2(a)	Letter dated May 4, 2010, from Cyrus to the board of directors of the Issuer.

CUSIP No. 500233101	13D	Page 11 of 14 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

          EXECUTED as a sealed instrument this 4th day of May, 2010.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual

CRESCENT 1, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL ADVISORS, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CUSIP No. 500233101	13D	Page 12 of 14 pages

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory

CRS FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory